SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ENERGYSOLUTIONS, INC.
(Name of Issuer)

Common Stock
(Title and Class of Securities)

242756202
(CUSIP Number)

September 15, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 242756202	Page 2 of 6 Pages

1
NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

ALETHEIA RESEARCH AND MANAGEMENT, INC., IRS number 95-4647814, as general partner of various limited partnerships and on behalf of various managed accounts.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5	SOLE VOTING POWER 7,937,368
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 7,937,368
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,937,368
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.99%
12	TYPE OF REPORTING PERSON* Aletheia Research and Management, Inc.- IA

CUSIP No. 242756202	Page 3 of 6 Pages

Item 1(a).	Name of Issuer: EnergySolutions, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices: 423 West 300 South, Suite 200, Salt Lake City, Utah 84101
Item 2(a).	Name of Person Filing: Aletheia Research and Management, Inc.
Item 2(b).	Address of Principal Business Office or, if None, Residence: 100 Wilshire Boulevard, Suite 1960, Santa Monica, CA 90401
Item 2(c).	Citizenship: Not Applicable.
Item 2(d).	Title of Class of Securities: Common Stock.
Item 2(e).	CUSIP Number: 242756202
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or Dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

(e)	☒ Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E).

CUSIP No. 242756202	Page 4 of 6 Pages

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this Statement is filed pursuant to Rule 13d-1(c), check this box ☐.

Item 4.	Ownership.

	(a)	Amount beneficially owned: 7,937,368*

	(b)	Percent of Class: 8.99%

	(c)	Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 7,937,368

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 7,937,368

		(iv)	Shared Power to dispose or to direct the disposition of: 0

* See Disclaimer of Beneficial Ownership

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐.

Item 6
Ownership of More than Five Percent on Behalf of Another Person.

Various accounts and funds managed by the reporting person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in their respective accounts. To the knowledge of the reporting person, the interest of any one such account does not exceed 5% of the class of securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

CUSIP No. 242756202	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group. Not Applicable
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.
Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

Date: December 21, 2009	ALETHEIA RESEARCH AND MANAGEMENT, INC.,

	By:	/s/ Roger Peikin
Name: Roger Peikin
Title: Executive Vice-President